UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-69916 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Robinhood Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 Colonial Center Parkway, Suite 100
(No. and Street)

| Lake Mary | FL | 32746 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Daniel Kelati | 650-613-0850 | daniel.kelati@robinhood.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst and Young LLP
(Name – if individual, state last, first, and middle name)

| 725 S Figueroa Street | Los Angeles | CA | 90017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 42 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Daniel Kelati, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Robinhood Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO and Principal Financial Officer

[signature]

ERIN AUBREY WARD
Commission #HH 619681
My Commission Expires
January 12, 2029

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**ROBINHOOD SECURITIES, LLC**
**TABLE OF CONTENTS**



Ernst & Young LLP
725 S Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

## Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers of Robinhood Securities, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robinhood Securities, LLC (the Company) as of December 31, 2024, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*Ernst + Young LLP*

We have served as the Company's auditor since 2017.

February 19, 2025

**ROBINHOOD SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**

| *(in millions)* | | December 31, 2024 |
|---|---|---|
| **Assets** | | |
| Cash | $ | 1,184 |
| Cash, cash equivalents, and securities segregated under federal and other regulations | | 4,595 |
| Receivables from users, net | | 8,037 |
| Receivables from brokers, dealers, and clearing organizations | | 168 |
| Securities borrowed | | 3,236 |
| Deposits with clearing organizations | | 488 |
| User-held fractional shares | | 2,530 |
| Due from affiliates | | 33 |
| Other assets | | 85 |
| Total assets | $ | 20,356 |
| **Liabilities and member's equity** | | |
| Liabilities: | | |
| Payables to users | $ | 7,279 |
| Securities loaned | | 7,463 |
| Due to affiliates | | 171 |
| Due to Parent | | 11 |
| Payables to brokers, dealers, and clearing organizations | | 29 |
| Fractional share repurchase obligation | | 2,530 |
| Accrued expenses and other liabilities | | 83 |
| Total liabilities | | 17,566 |
| Commitments and contingencies (Note 11) | | |
| Member's equity: | | |
| Total member's equity | | 2,790 |
| Total liabilities and member's equity | $ | 20,356 |

*The accompanying notes are an integral part of the financial statement.*

## NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Robinhood Securities, LLC (the "Company," "we," "our," "us," or "RHS") is a wholly owned subsidiary of Robinhood Markets, Inc. (the "Parent" or "RHM", and together with its subsidiaries, "Robinhood"). We are registered with the U.S. Securities and Exchange Commission ("SEC") as a clearing broker-dealer in securities under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We are a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation.

We clear trades for retail user accounts introduced on a fully disclosed basis by our affiliates, Robinhood Financial LLC ("RHF") and Robinhood U.K. Ltd ("RHUK"). We have a fractional shares program which allows users to purchase and sell fractions of a share in certain equities, enabling users to place real-time fractional share orders in dollar amounts or share amounts, with purchases rounded to the nearest penny and the ability to purchase as small as 1/1,000,000 of a share. We operate a cash sweep program which allows users' uninvested cash balances to earn interest with partner banks insured by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The cash sweep program is operated together with RHF in the United States and with RHUK in the United Kingdom.

Throughout these financial statements, the term "users" is defined as customers under Exchange Act Rule 15c3-3.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statement has been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

### Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. We base our estimates on historical experience and other assumptions we believe to be reasonable under the circumstances. Assumptions and estimates used in preparing our financial statements include, but are not limited to, those related to the determination of allowances for credit losses and contingent liabilities. Actual results could differ from these estimates and could have a material adverse effect on our operating results.

### Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. Our CODM is the Chief Brokerage Officer of RHM. We operate and report financial information in one operating segment. This is because our CODM utilizes net income to evaluate the Company performance and decide whether to allocate resources to existing operations or to expand into new areas. The measure of segment assets is not regularly presented to the CODM. All of our revenues and assets are attributed to or located in the United States.

### Concentrations of Credit Risk

We are engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event our counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. Default of a counterparty in equities and options trades, which are facilitated through clearinghouses, would generally be spread among the clearinghouse's members rather than falling entirely on us. It is our policy to review, as necessary, the credit standing of each counterparty.

### Cash

Cash includes interest and non-interest bearing deposits with banks that are not segregated and deposited for regulatory purposes. We maintain cash in bank accounts at financial institutions that exceed federally insured limits. We are subject to credit risk to the extent any financial institution with which we conduct business is unable to fulfill contractual obligations on our behalf. As we have not experienced any losses in such accounts and we believe that we have placed our cash on deposit with financial institutions which are financially stable, we do not have an expectation of credit losses for these arrangements.

*Cash, Cash Equivalents, and Securities Segregated Under Federal and Other Regulations*

We are required to segregate cash, cash equivalents, and securities for the exclusive benefit of customers, as defined by SEC Rule 15c3-3, and PAB in accordance with the provisions of Rule 15c3-3 under the Exchange Act. We continually review the credit quality of our counterparties and have not experienced a default. As a result, we do not have an expectation of credit losses for these arrangements.

*Fair Value of Financial Instruments*

We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statement on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, our own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 Inputs: unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by us

Level 2 Inputs: quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly

Level 3 Inputs: unobservable inputs that are significant to the fair value of the assets or liabilities

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The carrying amounts of certain financial instruments approximate their fair value due to the short-term nature, which include cash, cash equivalents, and securities segregated under federal and other regulations, receivables from brokers, dealers, and clearing organizations, receivables from users, net, securities borrowed, due from affiliates, deposits with clearing organizations, other assets, accrued expenses and other liabilities, payables to users, payables to brokers, dealers, and clearing organizations, due to affiliates, due to Parent, and securities loaned.

*Receivables from and Payables to Users*

Receivables from users, net is primarily made up of margin receivables. These transactions are recorded on settlement date basis. Margin receivables are adequately collateralized by users' securities balances and are reported at their outstanding principal balance, net of an allowance for credit losses. We monitor margin levels and require users to deposit additional collateral, or reduce margin positions, to meet minimum collateral requirements and to avoid automatic liquidation of their positions.

We apply the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for receivables from users. We have no expectation of credit losses for receivables from users that are fully secured, where the fair value of the collateral securing the balance is equal to or in excess of the receivable amount. This is based on our assessment of the nature of the collateral, potential future changes in collateral values, and historical credit loss information relating to fully secured receivables. In cases where the fair value of the collateral is less than the outstanding receivable balance from a user, we recognize an allowance for credit losses in the amount of the difference, or unsecured balance, immediately. We write-off unsecured balances when the balance becomes outstanding for over 180 days or when we otherwise deem the balance to be uncollectible.

We are indemnified by RHF for losses incurred in connection with unsecured users' receivables. Unsecured user receivables that are not collected from RHF are treated as a non-allowable asset in our net capital computation. If any of the unsecured user receivables become secured or collected, we will pay RHF back the amount collected.

Payables to users represent free credit balances from users' uninvested deposits and/or funds attributed to users as a result of settled trades and other security related transactions.

### *Receivables From and Payables to Brokers, Dealers, and Clearing Organizations*

Receivables from brokers, dealers, and clearing organizations primarily include receivables from market makers for routing user orders for execution, receivables for securities not delivered by us to the counterparties by the settlement date ("securities failed to deliver"), and interest receivables on securities borrowed and securities loaned.

Payables to brokers, dealers, and clearing organizations primarily include interest payables on securities borrowed and securities loaned and payables for securities not received by us from a counterparty by the settlement date ("securities failed to receive").

These receivables and payables are short-term and normally settle within 30 days. Aged receivables from brokers, dealers, and clearing organizations are treated as non-allowable assets in our net capital computation. We continually review the credit quality of our counterparties and have not experienced a default. As a result, we do not have an expectation of credit losses for these arrangements.

### *Deposits With Clearing Organizations*

We are required to maintain collateral deposits with clearing organizations such as Depository Trust & Clearing Corporation and Options Clearing Corporation which allow us to use their security transactions services for trade comparison, clearance and settlement. The clearing organizations establish financial requirements, including deposit requirements, to reduce their risk. The required level of deposits may fluctuate significantly from time to time based upon the nature, size of users' trading activity, and market volatility. As we have not experienced historic defaults, we do not have an expectation of credit losses for these arrangements.

### *Due from/to Affiliates*

Due from affiliates primarily relates to receivables from Say pursuant to the revenue sharing agreement. Due to affiliates primarily relates to payables to RHF for introducing broker fees and to Robinhood Gold LLC ("RHG") pursuant to an expense sharing agreement. Pursuant to an intercompany service agreement with RHG, a wholly-owned subsidiary of the Parent, RHS collects Robinhood Gold subscription fees on behalf of RHG from Robinhood Gold subscribers. RHS transfers the collected fees to RHG on a monthly basis. Unsettled customer fund transfers also result in due from/to affiliates balance between us.

### *Fractional Share Program*

We operate our fractional share program for the benefit of our users and maintain an inventory of securities held exclusively for the fractional share program. This proprietary inventory is recorded within other assets on our statement of financial condition.

When a user purchases a fractional share, we record the cash received for the user-held fractional share as pledged collateral and an offsetting liability to repurchase the shares, recorded on our statement of financial condition, as we concluded that we did not meet the criteria for derecognition under the accounting guidance. We measure our inventory of securities, user-held fractional shares and our repurchase obligation at fair value at each reporting period via the election of the fair value option.

*Other Assets*

Other assets primarily include corporate cash held at a third party to support our cash withdrawals feature, cash sweep interest receivables, fractional share proprietary inventory, prepaid expenses, and various other receivables. We classify prepayments made under contracts as prepaid expenses and expense them over the contract terms. These prepaid expenses primarily include items such as prepayments on insurance. As of December 31, 2024, prepaid expenses included in other assets were $3 million.

*Securities Borrowing and Lending*

We operate a securities lending program under which shares that users have pledged to us to collateralize their margin borrowing are lent by us to third parties and a Fully-Paid Securities Lending program under which we borrow fully-paid shares from participating users and lend them to third parties ("Fully-Paid Securities Lending"). We also occasionally borrow securities from third parties for operational purposes, and we occasionally lend to third parties securities that we hold for our own account (such as our holdings to support fractional share operations) or on behalf of our affiliated introducing broker-dealer.

When we lend securities to third parties, the borrower provides cash as collateral. We earn interest revenue on cash collateral deposited by borrowers, and we can also earn additional revenue for lending certain securities based on demand for those securities. For our Fully-Paid Securities Lending, we pay portions of such revenues to RHF pursuant to the clearing agreement and those payments are recorded as fees charged by affiliated introducing broker-dealer.

When we borrow securities from users participating in the Fully-Paid Securities Lending program or from third parties, we provide cash as collateral and we record a receivable representing our right to the return of that collateral. The amount of that receivable is presented in "securities borrowed" on our statement of financial condition. In the case of our Fully-Paid Securities Lending program, the cash collateral is held by a third-party bank in a deposit account pledged to the user, which we administer as the user's agent. Users are not entitled to interest on such account, and any interest earned is for our benefit.

Our authorization from users to lend shares that collateralize their margin borrowing is found in our margin account agreement, our borrowing of fully-paid shares from users is conducted under the terms of our Fully-Paid Securities Lending program to which users consent when they enroll in that program, and substantially all of our securities lending and borrowing transactions with third parties are conducted under terms based on an industry-standard master securities loan agreement ("MSLA"), which has an open contractual term and may be terminated upon notice by either party. We have also entered into fixed-term securities lending agreements with two financial institution counterparties (the "Fixed-Term Securities Lending Agreements"). One of these agreements has a contractual term of 30 days per lending transaction with a daily minimum commitment of $25 million and the other has a contractual term of 21 days per lending transaction with a daily minimum commitment of $35 million. Under these two agreements we lend to the counterparties (for a fixed term) securities that collateralize users' margin borrowing, and we obtain cash collateral from the counterparties that we use to provide liquidity support for our margin lending to users. We manage risks associated with our securities lending activities by requiring credit approvals for counterparties, by monitoring the market value of securities loaned and collateral values for securities borrowed on a daily basis, by requiring additional cash as collateral for securities loaned or return of collateral for securities borrowed when necessary, and by participating in a risk-sharing program offered through the Options Clearing Corporation.

Each of the MSLAs and Fixed-Term Securities Lending Agreements establishes a master netting arrangement between the lender and the borrower. A master netting arrangement is an agreement between two counterparties that creates a right of set-off for amounts due to and from that same counterparty that is enforceable in the event of a default or bankruptcy. In connection with our securities borrowing and lending activities, however, our policy is to recognize all amounts that are subject to master netting arrangements on a gross basis in our statement of financial condition even though some of those amounts may be eligible for offset (i.e., to be presented on a net basis) under GAAP. We apply the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. Refer to Note 8 - Securities Borrowing and Lending, for more information and the gross presentation in tabular format.

*Cash Sweep*

Our users may elect to participate in cash sweep, which allows them to earn interest on their uninvested brokerage cash. These balances are automatically swept to our partner banks, and they are not reflected on our statement of financial condition.

*Loss Contingencies*

We are subject to claims and lawsuits in the ordinary course of business, including arbitration, class actions, and other litigation, some of which include claims for substantial or unspecified damages. We are also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. We review our lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provide disclosures and record loss contingencies in accordance with the loss contingencies accounting guidance. We establish an accrual for losses at management's best estimate when we assess that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the reasonable estimate is a range and no amount within that range is considered a better estimate than any other amount, an accrual is recorded based on the bottom amount of the range. Accrual for loss contingencies are recorded in accrued expenses and other liabilities on the statement of financial condition. We monitor these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjust the amount as appropriate.

*Income Taxes*

We are a single member limited liability company, which is treated as a disregarded entity for income tax purposes. All tax effects of our income or loss are included in the tax returns of the Parent. Therefore, no provision or liability for income taxes is included in the financial statement. No formal tax-sharing arrangement exists between us and the Parent and we have no obligation to fund any tax liability of the Parent with our earnings.

## NOTE 3: RECENT ACCOUNTING PRONOUNCEMENTS

*Recently Adopted Accounting Pronouncements*

In November 2023, the FASB issued Accounting Standards Update 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in guidance improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted this guidance for our fiscal year ending December 31, 2024 and interim periods thereafter. The adoption of this guidance did not have a material impact on our financial statements and related disclosures.

*Recently Issued Accounting Pronouncements Not Yet Adopted*

In October 2023, the FASB issued Accounting Standards Update 2023-06, "Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative." The amendments will impact various disclosure areas, including the statement of cash flows, accounting changes and error corrections, earnings per share, debt, equity, derivatives, and transfers of financial assets. The amendments in this guidance will be effective on the date the related disclosures are removed from Regulation S-X or Regulation S-K by the SEC, and will no longer be effective if the SEC has not removed the applicable disclosure requirement by June 30, 2027. Early adoption is prohibited. We are currently evaluating the impacts of the amendments on our financial statements.

## NOTE 4: CASH, CASH EQUIVALENTS AND SECURITIES  SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash, cash equivalents, and securities segregated under federal and other regulations consisted of the following:

| *(in millions)* | December 31, 2024 |
|---|---:|
| Customers | $ 4,566 |
| PAB | 29 |
| Total | $ 4,595 |

**NOTE 5: RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS**

The components of receivables from, and payables to, brokers, dealers, and clearing organizations are as follows:

| *(in millions)* | | December 31, 2024 |
|---|---|---:|
| Receivables from brokers, dealers, and clearing organizations: | | |
| Executing broker receivables | $ | 114 |
| Securities failed to deliver | | 30 |
| Securities lending interest receivable | | 23 |
| Other brokers, dealers, and clearing organizations receivables | | 1 |
| Total receivables from brokers, dealers, and clearing organizations | $ | 168 |
| | | |
| Payables to brokers, dealers, and clearing organization: | | |
| Security loan interest payable | $ | 22 |
| Securities failed to receive | | 3 |
| Other brokers, dealers, and clearing organizations payables | | 4 |
| Total payables to brokers, dealers, and clearing organizations | $ | 29 |

**NOTE 6: ALLOWANCE FOR CREDIT LOSSES**

The following table summarizes the allowance for credit losses, which substantially all relate to unsecured balances of receivables from users due to "Fraudulent Deposit Transactions" and losses on margin lending. Fraudulent Deposit Transactions occur when users initiate deposits into their accounts, make trades on our platform using a short-term extension of credit from us, and then repatriate or reverse the deposits, resulting in a loss to us of the credited amount.

| *(in millions)* | | December 31, 2024 |
|---|---|---:|
| Beginning balance | $ | 21 |
| Provision for credit losses[1] | | 19 |
| Write-offs | | (19) |
| Recoveries | | 1 |
| Ending balance | $ | 22 |

(1) We are indemnified by RHF for losses incurred in connection with unsecured users' receivables. See Note 2 - Summary of Significant Accounting Policies, for more information. During the year ended December 31, 2024, RHF indemnified us $19 million for unsecured losses.

## NOTE 7: FAIR VALUE MEASUREMENT

Financial assets and liabilities measured at fair value on a recurring basis as of the date indicated below were presented on our statement of financial condition as follows:

| (in millions) | December 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | | Total | |
| **Assets** | | | | |
| Cash, cash equivalents, and securities segregated under federal and other regulations: | | | | |
| U.S. Treasury securities | $ | 1,193 | $ | 1,193 |
| Other assets: | | | | |
| Equity securities - securities owned | | 14 | | 14 |
| Money market funds - escrow account | | 2 | | 2 |
| User-held fractional shares | | 2,530 | | 2,530 |
| Total financial assets | $ | 3,739 | $ | 3,739 |
| | | | | |
| **Liabilities** | | | | |
| Fractional share repurchase obligations | $ | 2,530 | $ | 2,530 |
| Total financial liabilities | $ | 2,530 | $ | 2,530 |

During the year ended December 31, 2024, we did not have any transfers in or out of Level 3 assets.

## NOTE 8: SECURITIES BORROWING AND LENDING

Our securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers; however, we do not net securities borrowing and lending transactions. Therefore, activity related to securities borrowing and lending activities are presented gross in our statement of financial condition.

When we borrow securities from users participating in the Fully-Paid Securities Lending program or from third parties, we provide cash collateral to our users and third parties, which is recorded on our statement of financial condition as "securities borrowed", an asset, representing our rights to the return of that collateral. When we lend securities to third parties, we receive cash as collateral, which is recorded on our statement of financial condition as "securities loaned", a liability, representing our obligation to return the collateral.

The following tables set forth certain balances related to our securities borrowing and lending activities:

| (in millions) | December 31, 2024 |
|---|---|
| **Assets** | **Securities borrowed** |
| Gross amount of cash collateral provided to users for securities borrowing transactions | $ 3,236 |
| Gross amount offset on the statement of financial condition | — |
| Amounts of assets presented on the statement of financial condition | 3,236 |
| Gross amount not offset on the statement of financial condition: | |
| Cash collateral provided to users and third parties for securities borrowing transactions | 3,236 |
| Fair value of securities borrowed from users and third parties | (3,118) |
| Net amount | $ 118 |

| | Securities loaned |
|---|---|
| **Liabilities** | |
| Gross amount of cash collateral received from counterparties for securities lending transactions | $ 7,463 |
| Gross amount offset on the statement of financial condition | — |
| Amounts of liabilities presented on the statement of financial condition | 7,463 |
| Gross amount not offset on the statement of financial condition: | |
| Cash collateral received from counterparties for securities lending transactions | 7,463 |
| Fair value of securities pledged to counterparties | (6,887) |
| Net amount | $ 576 |

We obtain securities on terms that permit us to pledge and/or transfer securities to others. As of December 31, 2024, we were permitted to re-pledge securities with a fair value of $11.04 billion under margin account agreements with users, and securities with a fair value of an immaterial balance that we borrowed under MSLAs with third parties. Under the Fully-Paid Securities Lending program, as of December 31, 2024, we were permitted to borrow securities with a fair value of $38.70 billion including securities with a fair value of $3.12 billion that we had borrowed from users.

As of December 31, 2024, we had re-pledged securities with a fair value of $6.89 billion, in each case under MSLAs and Fixed-Term Securities Lending Agreements with third parties. In addition, as of December 31, 2024, we had re-pledged $1.60 billion of the permitted amounts under the margin account agreements with clearing organizations to meet deposit requirements.

## NOTE 9: FINANCING ACTIVITIES AND OFF-BALANCE SHEET RISK

### Revolving Credit Facilities

As of December 31, 2024, we had seven revolving and unsecured lines of credit with the Parent for a total of $1.05 billion of which $300.0 million was committed and $750.0 million was uncommitted. There were no outstanding borrowings against these lines of credit as of December 31, 2024. Interest on these lines of credit is based on the effective federal rate as determined by Internal Revenue Service. These lines of credit have no maturity date and remain in effect until terminated by either party. There are no covenants to the lines of credit with the Parent.

On March 22, 2024, we entered into the Third Amended and Restated Credit Agreement (the "March 2024 Credit Agreement") among us, as borrower, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, amending and restating the $2.175 billion 364-day senior secured revolving credit facility entered into in March 2023.

The March 2024 Credit Agreement provides for a 364-day senior secured revolving credit facility with a total commitment of $2.25 billion. Under circumstances described in the March 2024 Credit Agreement, the aggregate commitments may be increased by up to $1.125 billion, for a total commitment of $3.375 billion. Borrowings under the credit facility must be specified to be Tranche A, Tranche B, Tranche C or a combination thereof. Tranche A loans are secured by users' securities purchased on margin and are used primarily to finance margin loans. Tranche B loans are secured by the right to the return from National Securities Clearing Corporation ("NSCC") of NSCC margin

deposits and cash and property in a designated collateral account and used for the purpose of satisfying NSCC deposit requirements. Tranche C loans are secured by the right to the return of eligible funds from any reserve account of the borrower and cash and property in a designated collateral account and used for the purpose of satisfying reserve requirements under Rule 15c3-3 of the Exchange Act.

Borrowings under the RHS March 2024 Credit Agreement will bear interest at a rate per annum equal to the greatest of (i) Daily Simple SOFR plus 0.10% (as defined in the March 2024 Credit Agreement), (ii) the Federal Funds Effective Rate (as defined in the March 2024 Credit Agreement) and (iii) the Overnight Bank Funding Rate (as defined in the March 2024 Credit Agreement), in each case, as of the day the loan is initiated, plus an applicable margin rate. The applicable margin rate is 1.25% for Tranche A loans and 2.50% for Tranche B and Tranche C loans. Undrawn commitments will accrue commitment fees at a rate per annum equal to 0.50%.

The March 2024 Credit Agreement requires us to maintain a minimum consolidated tangible net worth and a minimum excess net capital, and subjects RHS to a specified limit on minimum net capital to aggregate debit items. In addition, the March 2024 Credit Agreement contains certain customary affirmative and negative covenants, including limitations with respect to debt, liens, fundamental changes, asset sales, restricted payments, investments and transactions with affiliates, subject to certain exceptions. Amounts due under the March 2024 Credit Agreement may be accelerated upon an "event of default," as defined in the March 2024 Credit Agreement, such as failure to pay amounts owed thereunder when due, breach of a covenant, material inaccuracy of a representation, or occurrence of bankruptcy or insolvency, subject in some cases to cure periods.

As of December 31, 2024, there were no borrowings outstanding and we were in compliance with all covenants, as applicable, under our revolving credit facilities.

### *Off-Balance Sheet Risk*

In the normal course of business, we engage in activities involving settlement and financing of securities transactions. User securities transactions are recorded on a settlement date basis. Effective May 2024, settlement date for equities has been shortened from two business days after the trade date to one business day after the trade date, while the settlement date for options remains unchanged at one business day after the trade date.oneThese activities may expose us to off-balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. In such events, we may be required to purchase financial instruments at prevailing market prices in order to fulfill our obligations.

## NOTE 10: RELATED PARTY TRANSACTIONS

The amount of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unaffiliated third parties. The amount of expenses allocated to us may not be reflective of expenses that would have been incurred by us if we used third party service providers.

We have an expense sharing agreement with the Parent and pursuant to the agreement, we reimburse the Parent for payroll, technology, information services, occupancy, share-based compensation, and other expenses. The Parent also pays certain direct expenses on our behalf and cash settles monthly with allocated expenses. As of December 31, 2024, the balance due to the Parent was $11 million.

As of December 31, 2024, due to affiliates of $171 million on the statement of financial condition primarily related to a $155 million due to RHF, a $15 million to RHG. Pursuant to the clearing agreement with RHF, we clear and facilitate transactions for users introduced by RHF on a fully disclosed basis.

In addition, for the year ended December 31, 2024, due from affiliates of $33 million primarily related to a $26 million unsettled customer fund transfers from an affiliate and $7 million pursuant to the revenue sharing agreement with Say.

## NOTE 11: COMMITMENTS & CONTINGENCIES

We are subject to contingencies arising in the ordinary course of our business, including contingencies related to legal, regulatory, non-income tax and other matters. We record an accrual for loss contingencies at management's best estimate when we determine that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the reasonable estimate is a range and no amount within that range is considered a better estimate than any other amount, an accrual is recorded based on the bottom amount of the range. If a loss is not probable, or a probable loss cannot be reasonably estimated, no accrual is recorded. Amounts accrued for contingencies in the aggregate were $53 million as of December 31, 2024.In our opinion, an adequate accrual had been made as of December 31, 2024 to provide for the probable losses of which we are aware and for which we can reasonably estimate an amount.

*Legal and Regulatory Matters*

The securities industry is highly regulated and many aspects of our business involve substantial risk of liability. In past years, there has been an increase in litigation and regulatory investigations involving the brokerage industry. Litigation has included and may in the future include class action suits that generally seek substantial and, in some cases, punitive damages. Federal and state regulators, exchanges, or other self-regulatory organizations investigate issues related to regulatory compliance that may result in enforcement action. We are also subject to periodic regulatory audits and inspections that have in the past and could in the future lead to enforcement investigations or actions.

We have been named as a defendant in lawsuits and from time to time we have been threatened with, or named as a defendant in arbitrations and administrative proceedings. The outcomes of these matters are inherently uncertain and some may result in adverse judgments or awards, including penalties, injunctions, or other relief, and we may also determine to settle a matter because of the uncertainty and risks of litigation.

With respect to matters discussed below, we believe, based on current knowledge, that any losses (in excess of amounts accrued, if applicable) as of December 31, 2024 that are reasonably possible and can be reasonably estimated will not, in the aggregate, have a material adverse effect on our business, financial position, operating results, or cash flows. However, for many of the matters disclosed below, particularly those in early stages, we cannot reasonably estimate the reasonably possible loss (or range of loss), if any. In addition, the ultimate outcome of legal proceedings involves judgments and inherent uncertainties and cannot be predicted with certainty. Any judgment entered against us, or any adverse settlement, could materially and adversely impact our business, financial condition, operating results, and cash flows. We might also incur substantial legal fees, which are expensed as incurred, in defending against legal and regulatory claims.

Described below are certain pending matters in which there is at least a reasonable possibility that a material loss could be incurred. We intend to continue to defend these matters vigorously.

*Best Execution, Payment for Order Flow ("PFOF"), and Sources of Revenue Civil Litigation*

Beginning in December 2020, multiple putative securities fraud class action lawsuits were filed against RHM, RHF, and RHS. Five cases were consolidated in the United States District Court for the Northern District of California. An amended consolidated complaint was filed in May 2021, alleging violations of Section 10(b) of the Exchange Act and various state law causes of action based on claims that we violated the duty of best execution and misled putative class members by publishing misleading statements and omissions in customer communications relating to the execution of trades and revenue sources (including PFOF). Plaintiffs seek unspecified monetary damages, restitution, disgorgement, and other relief. In February 2022, the court granted Robinhood's motion to dismiss the amended consolidated complaint without prejudice. In March 2022, plaintiffs filed a second consolidated amended complaint, alleging only violations of Section 10(b) of the Exchange Act, which Robinhood moved to dismiss. In October 2022, the court granted Robinhood's motion in part and denied it in part. In November 2022, Robinhood filed a motion for judgment on the pleadings, which the court denied in January 2023. In March 2024, Plaintiffs filed a motion for class certification, which Robinhood opposed. In October 2024, the court denied class certification without prejudice. Plaintiffs filed a renewed motion for class certification in January 2025, which Robinhood is opposing.

*State Regulatory Matters*

The New York Attorney General is conducting an investigation into brokerage execution quality and collaring the prices of certain trade orders. The MSD is examining the disruptions experienced by BOATS during the Robinhood 24-Hour Market overnight trading session on August 4-5, 2024. We are cooperating with these investigations.

*SEC Settlement*

On January 13, 2025, as part of the January 2025 SEC Settlement, RHF and RHS resolved the SEC's investigations concerning Regulation SHO, Electronic Blue Sheets requests, account takeovers, anti-money laundering compliance and cybersecurity issues, including the data security incident we experienced in November 2021 when an unauthorized third-party socially engineered a customer support employee by phone and obtained access to certain customer support systems (the "November 2021 Data Security Incident"), and various brokerage recordkeeping issues, including off-channel communications RHS paid penalties totaling $33.5 million for these violations, were censured, and agreed to certain undertakings. The settlement related to (i) RHS's failures to comply with various provisions of Regulation SHO in connection with its stock lending and fractional trading programs from May 2019 until March 2020 and December 2019 until December 2023, respectively; (ii) RHS's failures to submit complete and accurate electronic blue sheet data in response to SEC staff Electronic Blue Sheet requests from at least October 2018 through April 2024; (iii) RHS's untimely filing of suspicious activity reports from January 2020 through March 2022; (iv) RHS's failure to implement adequate policies and procedures designed to detect, prevent, and mitigate identity theft in connection with customer accounts from April 2019 through June 2022 in violation of Regulation S-ID; (v) RHS's failure to adequately address known risks posed by a vulnerability related to remote access to our systems from at least June 28, 2021 through November 3, 2021 in

violation of Regulation S-P; and (vi) RHS's failures to maintain and preserve (a) off-channel brokerage communications sent or received by employees from at least 2019 through 2022, (b) core operational databases in a manner required by regulation or for the required length of time between December 2020 and December 2023, and (c) certain customer communications between 2020 and March 2021 due to our third-party archiving vendor's ingestion limits being exceeded.

*Brokerage Enforcement Matters*

FINRA Enforcement and Examination staff are conducting investigations related to, among other things, RHS's reporting of fractional share trades, as applicable, to a Trade Reporting Facility, the Over-the-Counter Reporting Facility, the Order Audit Trail System, and the Consolidated Audit Trail; RHS's reporting of accounts holding significant options positions to the Large Option Position Report system; processing of certain requests for transfers of assets from Robinhood through ACATS; responses to Electronic Blue Sheets requests from FINRA; the delays in notification from third parties and process failures within our brokerage systems and operations in connection with the handling of a 1-for-25 reverse stock split transaction of Cosmo Health, Inc, in December 2022; RHS's compliance with FINRA registration requirements for member personnel; RHS's compliance with best execution obligations; RHS's compliance with FINRA Rules 6190, 5260 and 6121; matters related to RHS's supervision of technology; short interest reporting; and the disruptions experienced by BOATS during the Robinhood 24 Hour Market overnight trading session on August 4-5, 2024; account takeovers (i.e., circumstances under which an unauthorized actor successfully logs into a customer account), anti-money laundering compliance and cybersecurity issues; and the Early 2021 Trading Restrictions (as defined below) and employee trading issues as described more fully below. We are in advance discussions with FINRA to resolve the majority of these matters. There can be no assurances that these discussions will lead to resolution of the investigations and examinations.

In December 2024 and January 2025, FINRA advised us in writing that it had closed the previously disclosed examinations and investigations into compliance with Regulation SHO and recordkeeping, including off-channel communications.

The FDIC is investigating issues related to compliance with the Electronic Funds Transfer Act ("EFTA"). On January 13, 2025, the SEC advised us in writing that it had closed the previously disclosed investigation into the broker-dealers' compliance with the EFTA.

*Early 2021 Trading Restrictions Matters*

Beginning on January 28, 2021, due to increased deposit requirements imposed on RHS by the NSCC in response to unprecedented market volatility, particularly in certain securities, RHS temporarily restricted or limited its customers' purchase of certain securities, including GameStop Corp. and AMC Entertainment Holdings, Inc., on our U.S. trading platform (the "Early 2021 Trading Restrictions").

A number of individual and putative class actions related to the Early 2021 Trading Restrictions were filed against RHM, RHF, and RHS, among others, in various federal and state courts. In April 2021, the Judicial Panel on Multidistrict Litigation entered an order centralizing the federal cases identified in a motion to transfer and coordinate or consolidate the actions filed in connection with the Early 2021 Trading Restrictions in the United States District Court for the Southern District of Florida. The court subsequently divided plaintiffs' claims against Robinhood into three tranches: federal antitrust claims, federal securities law claims, and state law claims.

In January 2022, the court dismissed the state law claims with prejudice. In August 2023, the United States Court of Appeals for the Eleventh Circuit affirmed the district court's order.

In May 2022, the court dismissed the federal antitrust claims with prejudice. In June 2024, the United States Court of Appeals for the Eleventh Circuit affirmed the district court's order.

In November 2021, plaintiffs for the federal securities tranche filed a complaint alleging violations of Sections 9(a) and 10(b) of the Exchange Act. The complaint seeks unspecified monetary damages, costs and expenses, and other relief. In January 2022, we moved to dismiss the federal securities law complaint. In August 2022, the court granted in part and denied in part Robinhood's motion to dismiss. In November 2023, the court denied Plaintiffs' motion for class certification without prejudice. In April 2024, the court denied Plaintiffs' motion for leave to file a renewed motion for class certification. On May 28, 2024, Robinhood notified the court that it had reached a settlement in principle with the Plaintiffs in their individual capacities. Robinhood subsequently notified the court that one of these Plaintiffs was unwilling to sign the settlement agreement and requested additional time to negotiate with that individual. On August 14, 2024, the court dismissed the lead and named Plaintiffs' claims. Robinhood has reached settlements with a number of remaining individual plaintiffs, continues to negotiate with others, and has filed a motion to compel arbitration of the majority of the remaining claims.

RHM, RHF, RHS, and our CEO Vladimir Tenev, among others, have received requests for information, and in some cases, subpoenas and requests for testimony, related to investigations and examinations of the Early 2021 Trading Restrictions from the United States Attorney's Office for the Northern District of California ("USAO"), U.S. Department of Justice, Antitrust Division, the SEC's Division of Enforcement,

FINRA, the New York Attorney General's Office, other state attorneys general offices, and a number of state securities regulators. Also, a related search warrant was executed by the USAO to obtain Mr. Tenev's cell phone. There have been several inquiries based on specific customer complaints. We have received requests from the SEC Division of Enforcement and FINRA related to employee trading in certain securities that were subject to the Early 2021 Trading Restrictions, including GameStop Corp. and AMC Entertainment Holdings, Inc., during the week of January 25, 2021. These matters include requests related to whether any employee trading in these securities may have occurred after the decision to impose the Early 2021 Trading Restrictions and before the public announcement of the Early 2021 Trading Restrictions on January 28, 2021. We are cooperating with these investigations. FINRA Enforcement has also requested information about policies, procedures, and supervision related to employee trading generally.On January 10, 2025, SEC Enforcement advised us in writing that it had closed its investigation into the Early 2021 Trading Restrictions and any contemporaneous employee trading issues.

*Cash Sweep Litigation*

In October 2024, RHM, RHF, and RHS were sued in a putative class action captioned Dey v. Robinhood Markets, Inc. et. al., in the U.S. District Court for the Northern District of California. Plaintiff asserts breach of fiduciary duty, gross negligence, negligent misrepresentation and omissions, breach of implied covenant of good faith and dealing, and violation of California's unfair competition law based on allegations that defendants failed to pay a reasonable rate of interest to non-Robinhood Gold brokerage account holders on cash balances swept to program bank deposit programs. The complaint seeks, among other things, certification of the class, unspecified monetary, punitive, treble, and statutory damages, restitution, disgorgement, attorneys' fees and costs, injunctive relief, and declaratory relief. In January 2025, Robinhood filed a motion to dismiss.

**NOTE 12: NET CAPITAL**

As a registered broker-dealer, we are subject to the SEC's uniform net capital rule (Exchange Act Rule 15c3-1). Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies. We have elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $0.25 million or 2% of the Rule 15c3-3 aggregate debit balances arising from customer transactions, as defined whichever is greater. Our net capital balance changes day to day, but on December 31, 2024, our net capital was $2.54 billion which was $2.36 billion in excess of the minimum required net capital of $178 million.

**NOTE 13: SUBSEQUENT EVENTS**

We have evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 19, 2025, the date the financial statements were available to be issued. No event took place that requires recording or disclosure in our financial statements.